UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11

2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated March 26, 2020, announcing a private placement and directed share issue to a US based investor of 741,816 New Ordinary Shares, each of a nominal value of DKK 1, at a subscription price of DKK 185 per New Ordinary Share (the "Placement"). Zealand expects to receive gross proceeds from the Placement of approximately DKK 137,236,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas
	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: March 27, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated March 26, 2020

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